Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Ori Solomon Member of the Firm d 212.969.3624 f 212.969.2900 osolomon@proskauer.com www.proskauer.com

August 1, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Suzanne Hayes

Re:	MarketAxess Holdings Inc.
Form 10-K for fiscal year ended December 31, 2011 Filed February 17, 2012
Amendment No. 1 to Form 10-K for fiscal year ended December 31, 2011
Filed July 6, 2012
File No. 001-34091

Dear Ms. Hayes:

On behalf of MarketAxess Holdings Inc. (the “Filing Person”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 23, 2012 relating to the above-referenced Form 10-K for fiscal year ended December 31, 2011 filed with the Commission on February 17, 2012 and Amendment No. 1 to Form 10-K for fiscal year ended December 31, 2011 filed with the Commission on July 6, 2012 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in bold, italicized type and have followed each comment with our response. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 25

We are exposed to risks resulting from non-counterparties to certain transactions…, page 27

1.	You state that you act as an intermediary between and among institutional investors and broker-dealer clients on a “riskless principal basis,” yet you state that you are exposed to credit risk in your role as trading counterparty to your clients executing bond trades on your platform. Please explain the apparent inconsistency and explain why you believe it is appropriate to state that you act on a “riskless principal basis.”

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

August 1, 2012

The use of the term “riskless principal basis” in the risk factor is consistent with the commonly accepted usage of “riskless principal” in the financial industry including, for example, as defined by FINRA and published in the NASD Notice to Members 99-65 – August 1999.

The Company executes certain bond transactions between and among institutional investor and broker-dealer clients by serving as counterparty to both the buyer and the seller in matching back-to-back trades. The trades are executed on a “riskless principal basis” because the Company only executes a client’s order to buy (sell) a bond if the Company simultaneously executes another client’s order to sell (buy) the same bond on its platform, as principal, in order to satisfy the initial client’s order. The Company acts as riskless principal solely for the purpose of maintaining the anonymity of the counterparties to these trades. The Company does not trade as principal for its own account, nor does it warehouse or otherwise hold any of the bonds traded on its platform for the purpose of providing liquidity to its clients or otherwise facilitating trading activity.

However, as explained in the risk factor, the Company is exposed to the risk that one of the parties to a trade defaults on its obligation prior to settlement. In the event of such a default, the Company would be obligated to buy or sell the bond in the open market in order to fulfill the counterparty’s order. So, while the Company acts as an intermediary for certain trades on a “riskless principal basis,” it still faces the risk that a party to the transaction may not perform its obligation.

We could lose significant sources of revenue if we lose any of our significant institutional investor clients. page 28

2.	If the investor client referenced in the discussion accounted for 10% or more of your consolidated revenues, then please identify the customer in the risk factor discussion.

The revenues derived from trading activity on the Company’s platform primarily consist of commissions and monthly distribution fees that are billed to, and payable by, its broker-dealer clients. Institutional investor clients are not directly charged any commissions by the Company for executing trades on the platform. An institutional investor client is only charged a user fee to access the platform and fees for data services, which user and data services fees are eligible to be partially or entirely rebated based on the volume of bonds traded on the platform by such institutional investor client. For these reasons, no institutional investor client directly accounted for more than 10% of the consolidated revenues of the Company in any period covered by the Form 10-K.

U.S. Securities and Exchange Commission

August 1, 2012

In addition, although one institutional investor client typically accounts for more than 10% of the Company’s quarterly and annual trading volume, neither such client nor any other customer generated, directly or indirectly, 10% or more of the Company’s consolidated revenues in any period covered by the Form 10-K or in the first six months of 2012. On a quarterly and annual basis, the Company determines whether any customer accounts for 10% or more of consolidated revenues. To the extent required by applicable rules and regulations, the Company will disclose the identity of any such client in future filings under the Exchange Act.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Regulatory Environment, page 47

3.	Please provide the percentage of your clients and of the transactions made on your electronic trading platform that involve bank-affiliated companies that will be subject to the Volcker Rule.

While the Company is unable to accurately determine precisely which of its broker-dealer clients are affiliated with a bank or bank holding company, the Company believes that approximately half of its broker-dealer market-maker clients, representing approximately 89% and 86% of the trading volume on its platform during 2011 and the first six months of 2012, respectively, was generated by clients that it believes will be subject to the Volcker Rule.

Please do not hesitate to contact me at (212) 969-3624 with any questions or comments regarding this response letter. Thank you for your assistance.

Sincerely, /s/ Ori Solomon Ori Solomon

The Filing Person hereby acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MarketAxess Holdings Inc.

Date: August 1, 2012	By:	/s/ Richard M. McVey
	Name:	Richard M. McVey
	Title:	Chairman and Chief Executive Officer